UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Century Bancorp Inc.

(Name of Issuer)

Class A Common Stock, $1.00 par value

(Title of Class of Securities)

156432106

 (CUSIP Number)

Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,
150 East 52nd Street, 30th Floor, New York, NY 10022 (212) 486-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index located on Page 17	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 156432106

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O’Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 251,500 9. Sole Dispositive Power 10. Shared Dispositive Power 251,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 251,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 7.08%

14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 206,600 9. Sole Dispositive Power 10. Shared Dispositive Power 206,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 206,600

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 5.82%

14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 156432106

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 3,100 9. Sole Dispositive Power 10. Shared Dispositive Power 3,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,100

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.09%

14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 156432106

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 16,800 9. Sole Dispositive Power 10. Shared Dispositive Power 16,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,800

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.47%

14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 156432106

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 90,200 9. Sole Dispositive Power 10. Shared Dispositive Power 90,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,200

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 2.54%

14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 29,500 9. Sole Dispositive Power 10. Shared Dispositive Power 29,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.83%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta MLC Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 76,200 9. Sole Dispositive Power 10. Shared Dispositive Power 76,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,200

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 2.15%

14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta MLC Offshore, Ltd

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 15,400 9. Sole Dispositive Power 10. Shared Dispositive Power 15,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,400

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.43%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Phoenix Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 20,300 9. Sole Dispositive Power 10. Shared Dispositive Power 20,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,300

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.57%

14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 156432106

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 251,500 9. Sole Dispositive Power 10. Shared Dispositive Power 251,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 251,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 7.08%

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the Class A common stock, par value $1.00 per share (“Common Stock”), of Century Bancorp Inc. (the “Issuer”), a Massachusetts corporation, with its principal office at 400 Mystic Avenue, Medford, MA 02155.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”), Malta Offshore, Ltd., a Cayman Islands company (“MO”), Malta MLC Fund, L.P., a Delaware limited partnership (“MLC”), Malta MLC Offshore, Ltd., a Cayman Islands company (“MLCO”), and SOAM Phoenix Partners, L.P., a Delaware limited partnership (“SPP”) (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, MLC, and SPP (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MLC, with respect to shares of Common Stock beneficially owned by it, (vii) MO, with respect to shares of Common Stock beneficially owned by it, (viii) MLCO, with respect to shares of Common Stock beneficially owned by it, (ix) SPP, with respect to share of Common Stock beneficially owned by it, and (x) Terry Maltese as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, MLC, MO, MLCO, and SPP. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MP, MHF, MHFII, MLC, and SPP are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO and MLCO. The managing member of Holdings and SOAM is Mr. Maltese. In his capacity as managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, MLC, MO, MLCO, SPP, SOAM and Holdings. The non-managing member of Holdings and SOAM is Sandler O’Neill Holdings, LLC, a New York limited liability company (“S.O. Holdings”).

(b)    The address of the principal offices of each of MP, MHF, MHFII, MLC, SPP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 150 East 52nd Street, 30th Floor, New York, NY 10022. The address of the principal office of MO and MLCO is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The address of the principal office of S.O. Holdings is c/o Sandler O’Neill & Partners, L.P., 1251 Avenue of the Americas, 6th Floor, New York, New York 10036.

(c)    The principal business of MP, MHF, MHFII, MLC, and SPP is that of private partnerships engaged in investment in securities for its own account. The principal business of MO and MLCO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO and MLCO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d)    During the last five years, none of MP, MHF, MHFII, MLC, MO, MLCO, SPP, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e)    During the last five years, none of MP, MHF, MHFII, MLC, MO, MLCO, SPP, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MO, MLC, MLCO, and SPP is $55,984; $336,743; $1,763,009; $582,917; $1,538,674, $324,972, and $520,174,  respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.    Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    Based upon an aggregate of 3,551,542 shares of Class A Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on March 15, 2012:

(i)	MP beneficially owned 3,100 shares of Common Stock, constituting approximately 0.09% of the shares outstanding.
(ii)	MHF beneficially owned 16,800 shares of Common Stock, constituting approximately 0.47% of the shares outstanding.
(iii)	MHFII beneficially owned 90,200 shares of Common Stock, constituting approximately 2.54% of the shares outstanding.
(iv)	MO beneficially owned 29,500 shares of Common Stock, constituting approximately 0.83% of the shares outstanding.
(v)	MLC beneficially owned 76,200 shares of Common Stock, constituting approximately 2.15% of the shares outstanding.
(vi)	MLCO beneficially owned 15,400 shares of Common Stock, constituting approximately 0.43% of the shares outstanding.
(vii)	SPP beneficially owned 20,300 shares of Common Stock, constituting approximately 0.57% of the shares outstanding.
(viii)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MLC, SPP and investment manager for MO and MLCO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 3,100 shares owned by MP, the 16,800 shares owned by MHF, the 90,200 shares owned by MHFII, the 76,200 shares owned by MLC, the 29,500 shares owned by MO, the 15,400 shares owned by MLCO, and the 20,300 shares owned by SPP, or an aggregate of 251,500 shares of Common Stock, constituting approximately 7.08% of the shares outstanding.

(ix)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 3,100 shares owned by MP, the 16,800 shares owned by MHF, the 90,200 shares owned by MHFII, the 76,200 shares owned by MLC, the 29,500 shares owned by MO, the 15,400 shares owned by MLCO, and the 20,300 shares owned by SPP, or an aggregate of 251,500 shares of Common Stock, constituting approximately 7.08% of the shares outstanding.

(x)	In the aggregate, the Reporting Persons beneficially own 251,500 shares of Common Stock, constituting approximately 7.08% of the shares outstanding.
(xii)	S.O. Holdings directly owned no shares of Common Stock.

(b)        The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MLCO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. Each of MO and MLCO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each of MO and MLCO. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to March 15, 2012 the Reporting persons effected the following transactions in the Common Stock:

Transactions by MP last 60 days
Date _____________	Transaction _____________	Price _____________	Shares _____________

02/03/12	Sale	29.0781	(100)

02/27/12	Buy	26.1000	200

03/02/12	Buy	25.1075	100

Transactions by MHF last 60 days

Date _____________	Transaction _____________	Price _____________	Shares _____________

02/01/12	Sale	28.9500	(100)

02/03/12	Sale	29.0781	(500)

02/07/12	Sale	28.9500	(100)

02/27/12	Buy	26.1000	400

02/28/12	Buy	26.1000	100

02/29/12	Buy	26.1000	100

03/02/12	Buy	25.1075	500

03/05/12	Buy	25.1280	300

03/06/12	Buy	24.1500	100

Transactions by MHFII last 60 days

Date _____________	Transaction _____________	Price _____________	Shares _____________

02/01/12	Sale	28.9500	(700)

02/02/12	Sale	28.9500	(100)

02/03/12	Sale	29.0781	(3,000)

02/06/12	Sale	28.9500	(300)

02/07/12	Sale	28.9500	(100)

02/08/12	Sale	28.9500	(100)

02/28/12	Buy	26.1000	100

02/29/12	Buy	26.1000	900

03/02/12	Buy	25.1075	2,200

03/05/12	Buy	25.1280	1,800

03/06/12	Buy	24.1500	600

Transactions by MO last 60 days

Date _____________	Transaction _____________	Price _____________	Shares _____________

02/01/12	Sale	28.9500	(200)

02/03/12	Sale	29.0781	(1,000)

02/07/12	Sale	28.9500	(100)

02/27/12	Buy	26.1000	1,100

02/28/12	Buy	26.1000	100

02/29/12	Buy	26.1000	200

03/02/12	Buy	25.1075	800

03/05/12	Buy	25.1280	500

03/06/12	Buy	24.1500	200

Transactions by MLC last 60 days

Date _____________	Transaction _____________	Price _____________	Shares _____________

02/01/12	Sale	28.9500	(600)

02/03/12	Sale	29.0781	(2,600)

02/06/12	Sale	28.9500	(100)

02/07/12	Sale	28.9500	(200)

02/28/12	Buy	26.1000	200

02/29/12	Buy	26.1000	400

03/02/12	Buy	25.1075	1,400

03/05/12	Buy	25.1280	900

03/06/12	Buy	24.1500	300

Transaction by MLCO last 60 days

Date _____________	Transaction _____________	Price _____________	Shares _____________

02/01/12	Sale	28.9500	(100)

02/03/12	Sale	29.0781	(500)

02/07/12	Sale	28.9500	(100)

02/29/12	Buy	26.1000	100

03/02/12	Buy	25.1075	300

03/05/12	Buy	25.1280	200

03/06/12	Buy	24.1500	100

Transaction by SPP last 60 days

Date _____________	Transaction _____________	Price _____________	Shares _____________

02/01/12	Sale	28.9500	(200)

02/03/12	Sale	29.0781	(600)

02/07/12	Sale	28.9500	(100)

02/28/12	Buy	26.1000	100

02/29/12	Buy	26.1000	100

03/02/12	Buy	25.1075	600

03/05/12	Buy	25.1280	400

03/06/12	Buy	24.1500	200

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2012

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA MLC FUND, L.P.		MALTA HEDGE FUND II, L.P.

By:	SOAM Holdings, LLC the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		Sandler O'Neill Asset Management LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Director		Terry Maltese President

MALTA MLC OFFSHORE, LTD.
Terry Maltese
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Director		Terry Maltese

SOAM Holdings, LLC		SOAM Phoenix Partners

		By:	SOAM Holdings, LLC the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

EXHIBIT 1
JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  March 15, 2012

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA MLC FUND, L.P.		MALTA HEDGE FUND II, L.P.

By:	SOAM Holdings, LLC the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		Sandler O'Neill Asset Management LLC

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Director		Terry Maltese President

MALTA MLC OFFSHORE, LTD.
Terry Maltese
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Director		Terry Maltese

SOAM Holdings, LLC		SOAM Phoenix Partners

		By:	SOAM Holdings, LLC the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

SK 27061 0001 1274736